Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements of BancFirst Corporation (the Company) on Form S-8 of our report, dated February 25, 2022, on our audits of the consolidated financial statements of the Company as of December 31, 2021 and 2020 and for each of the years in the three-year period ended December 31, 2021, which report is included in the Company's Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated February 25, 2022, on our audit of the internal control over financial reporting of the Company as of December 31, 2021, which is included in the Annual Report on Form 10-K.

FORVIS, LLP

(Formerly BKD, LLP)

Oklahoma City, Oklahoma

November 4, 2022